

Mail Stop 3233

September 16, 2015

Via e-mail
Mark Szynkowski
Chief Financial Officer
6D Global Technologies, Inc.
17 State Street, Suite 2550
New York, NY 10004

> **Re: 6D Global Technologies, Inc.**
> **Forms 10-K and 10-K/A for the Year Ended December 31, 2014**
> **Filed March 30, 2015 and March 31, 2015, respectively**
> **File No. 1-35002**

Dear Mr. Szynkowski:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate
& Commodities